Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)
	Fiscal Year Ended December 31,					Nine months ended
						September 29,	October 1,
	2011	2010	2009	2008	2007	2012	2011
						(Unaudited)
Earnings:
Earnings (loss) from continuing operations	$(84,507)	$27,667	$(76,752)	$(498,475)	$4,982	$(24,049)	$(69,287)
Provision (benefit) for income taxes	683	5,027	(17,966)	(69,951)	3,634	1,579	1,979
Earnings (loss)	(83,824)	32,694	(94,718)	(568,426)	8,616	(22,470)	(67,308)

Fixed charges:
Interest expense including amortization
of debt expense and discount (premium)	101,488	122,992	135,514	110,418	99,698	78,557	76,593
Interest portion of rental expense	8,192	7,380	7,830	9,090	7,119	7,680	6,144
Fixed charges	109,680	130,372	143,344	119,508	106,817	86,237	36,258

Earnings available for fixed charges	$25,856	$163,066	$48,626	$(448,918)	$115,433	$63,767	$(31,051)

Ratio of earnings to fixed charges (1)	-	1.3	-	-	1.1	-	-

(1)  For the years ended December 31, 2011, 2009 and 2008, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $83.8 million, $94.7 million, and $568.4 million, respectively, which resulted from the depressed residential U.S. housing market.
For the nine months ended September 29, 2012 and October 1, 2011, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $22.5 million and $67.3 million, respectively, due to the depressed residential U.S. housing market.

Notes:
2008 interest expense excludes loss on extinguishment for debt
2011 interest factor estimated at 1/3 of operating lease rental expense-represents a reasonable approximation of the interest factor